September 22, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (717) 626-1874

Drew K. Hostetter
Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, Pennsylvania 17543

>   **Re: Susquehanna Bancshares, Inc.**
>   **Form 10-K/A Fiscal Year Ended December 31, 2005**
>   **Filed March 22, 2006**
>   **File No. 000-10674**

Dear Mr. Hostetter:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Securitizations and Off-Balance Sheet Financings, page 51

Securitization Transactions, page 51

1.   We refer to the third paragraph in this section that states each QSPE retains the right to receive *excess cash flows* from the sold portfolio and a receivable is recorded at the time of sale for the present value of the anticipated cash flows. Please tell us and provide the following information in future filings:

- describe how *excess cash flows* are determined and valued;
- state the relationship between the determination of *excess cash flows* and the initial and subsequent valuation of the interest-only strips;
- refer to the sensitivity analysis of the interest-only strips related to the HELOC securitization in Note 20, "Securitization Activity" on page 107 and discuss the effects on the fair value of the strips for a 10% and 20% adverse change in the key economic assumptions used to determine their fair value.

2005 HELOC Securitization Transaction, page 51

2.   We refer to the statement in the second paragraph of this section that states *some* of the HELOCs sold in the securitization transaction for $240 million include a *feature* that provides for the conversion of all *or a portion* of the loan from a variable interest rate to a fixed rate. Please tell us and describe in future filings:

- the maximum dollar amount of the portfolio sold which is subject to this conversion feature;
- the contractual conditions under which the conversion feature can be exercised by the obligor; and
- the economic reasons for permitting that a portion of the loan be converted from a fixed interest loan to a variable interest loan, resulting in a debt instrument with fixed and variable interest rate .

3.   We refer to the last paragraph on page 51 that states if the total principle balance of the loans converted to fixed-rate loans is greater than 10% of the total outstanding balance of the portfolio, the Company is *required to repurchase* the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by the Company under this agreement is equal to 10% of the original principal balance of the loan. Please tell us and discuss in future filings:

Drew K. Hostetter
Susquehanna Bancshares, Inc.
September 22, 2006
Page 3 of 10

- The business reasons why the Company is required under the securitization agreement to repurchase the converted loans in excess of the 10% threshold. We note the Company states it does not expect to repurchase any converted loans or to enter into any interest rate protection agreements.

- State the maximum dollar amount of the repurchase obligation of the Company with respect to the converted loans.

- State if the requirement to repurchase loans equal to 10% of the original principal balance of the loan is a contractual cap on the repurchase obligation of the Company.

- Disclose in the footnotes to the financial statements the contingency regarding the repurchase agreement and the maximum dollar amount of the repurchase obligations.

4. Provide us with the analysis that supports your accounting for the securitization of the HELOCs as a sale under SFAS 140. Consider in your response:

- How the repurchase obligation by the Company complies with the requirement of surrender of control over the transferred assets by the transferee in paragraph 9(c) of SFAS 140 considering the securitization obligates the Company, as the transferor, to repurchase a material dollar amount of the securitized loans prior to maturity.

- How you considered the requirement to repurchase the *converted* loans with the variable rate complies with the provision of paragraph 47(c) and paragraph 48(d) of SFAS 140 which requires the repurchase to be under *substantially similar* terms as the original asset transferred.

5. We refer to the statement in the carryforward paragraph on page 52 that, if after giving effect to the repurchase by the Company of loans converted to variable rate loans, the total principal balance of the fixed rate loans is greater than 10% of the total balance of the portfolio, then an interest rate protection agreement between the Issuer and the Company becomes operative which obligates the Issuer to make fixed payments based on the fixed rate of the converted mortgage loans and the Company is *obligated* to make floating payments based on the indices of the variable rate mortgage loans. Please tell us and discuss in future filings the following information:

- The business reasons for entering into this interest rate protection agreement considering the Company states it does not expect to enter into any interest rate protection agreements.

- State the estimated maximum cost to the Company of complying with the interest rate protection based on estimated ranges of any caps on variable interest rates in the loans.

6. Tell us and describe in future filings in this section and in the notes to the financial statements how this transaction was accounted for under SFAS 140, including any gain or loss recognized in the securitization transaction.

7. Revise Note 20, "Securitization Activities" in future filings to provide the disclosure regarding the "2005 HELOC Securitization Transaction" including the information required by paragraph 17(f) of SFAS 140.

Summary of Vehicle Lease Securitization Transactions, page 52

8. We refer to the statement in the first paragraph of this section on page 52 that Hann creates and transfers beneficial interests in the Origination Trust that represent the rights in the pool of leases and related vehicles including through *other transactions* through a special unit of beneficial interest called a *SUBI*. Please tell us and discuss in future filings the specific characteristics of a *SUBI* and the nature of the *other transactions* in which this beneficial interest unit has been used.

9. We refer to the March 2005 term securitization transaction in the last paragraph on page 52 that states the Company sold and contributed $367 million of beneficial interest in a portfolio of auto leases to a separate wholly owned QSPE (the "Transferor") which was financed by the Issuer (Statutory Trust) using $330 million of fixed rate asset-backed notes to third parties and $11 million of notes retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interest of the Issuer. Please tell us and state in future filings:

    - In this section and in the notes to the financial statements if the $11 million of notes are fixed rate or variable rate notes and the business reasons why they were retained by the wholly owned QSPE Transferor.

    - State in this section and in the notes to the financial statements the accounting treatment for this transaction under SFAS 140 and the related gain or loss recorded.

    - Describe how you accounted for the $26 million difference between the $367 million of the loan portfolio.

    - Disclose in this section and in the notes to the financial statements the terms and fair value of any servicing rights retained in this transaction.

10.   Revise Note 20, "Securitization Activities" in future filings to provide the
        disclosure regarding the March 2005 term securitization transaction on page 52
        including the information required by paragraph 17(f) of SFAS 140.

11.   We refer to the "2004 Transaction" in the second paragraph on page 53 regarding
        a revolving securitization transaction in which the wholly-owned QSPE finances
        the purchase of auto leases by borrowing funds for up to $200 million from an
        unrelated asset-backed commercial paper issuer. Please tell us and discuss the
        following in future filings what is the nature of the *early amortization event* under
        the QSPEs loan agreement that would cause Hann, as the servicer to not be able
        to receive payments of the servicing fee until all interest, principal and fees due
        on the loans have been paid.

12.   We refer to the fourth paragraph on page 53 that state the interest hedge required
        by the QSPE in connection with the debt issued in the revolving agreement if:

        •   the weighted-average fixed interest rate of its assets is less than a *targeted
            portfolio yield*; and

        •   the funds on deposit in a *yield supplement account* established by the QSPE
            are less than a targeted amount.

        Please tell us and in future filings provide the following information:

        •   State if the conditions for obtaining the interest rate hedge will be tested on a
            quarterly or yearly basis;

        •   Describe how the *targeted portfolio yield* is determined and its relationship
            with the *yield supplement account*, if any.

        •   Explain under what circumstances the inability of the QSPE to obtain the
            required interest hedge fund could trigger an event of default and what would
            happen if such an event occurred. We note that neither Hann nor the
            Company have an obligation to obtain the hedge agreement for the QSPE,
            but the failure of the QSPE to obtain the required hedge agreement could be
            an event of default under the loan documents.

        •   Discuss what other alternative sources the QSPE would have to obtain the
            hedge agreement if neither Hann nor the Company can obtain the required
            interest rate hedge.

13.   We refer to the fifth paragraph on page 53 that states the transaction contains
        various conditions, including events of default, which are applicable upon the

failure of the sold portfolio to meet certain performance tests. Please tell us and provide in this section in future filings a description as to the nature of these tests and if they will be performed on a quarterly or yearly basis.

14. Revise Note 20, "Securitization Activities" in future filings to provide the disclosure regarding the "2004 Transaction" on page 53 including the information required by paragraph 17(f) of SFAS 140.

15. We refer to the "2003 transaction" in the seventh paragraph on page 53 regarding the term securitization transaction in which Hann sold and contributed the beneficial interest in $240 million in auto leases to a wholly owned QSPE which was financed by the QSPE through the issuance of $233 million of asset-backed notes. Please provide in future filings the following information:

- State in Note 20, "Securitization Activity" on page 106 the terms of the "2003 transaction" and provide the information required by paragraph 17(f) of SFAS 140.

- Reconcile your reference in the interest-only strip sensitivity analysis in Note 20 on page 107 which refers to the "2003 revolving transaction" and the "2003 transaction" with the disclosure in this section that refers only to the "2003 transaction.

- Revise Note 20 to provide the disclosure regarding the "2003 revolving transaction" and provide the information required by paragraph 17(f) of SFAS 140.

16. We refer to the revolving securitization transaction entered into in 2002 as described in the last paragraph on page 53 for the sale of the beneficial interests in auto leases to a wholly owned QSPE which are financed by the QSPE by borrowing funds in an amount of up to $250 million from a non-related ABC paper issuer ("the Lender"). Please tell us and in future filings explain the nature of the *early amortization event* under the QSPEs loan agreement that would cause Hann, as the servicer not being able to receive payments of the servicing fee until all interest, principal and fees due on the loans have been paid.

17. We refer to the first full paragraph on page 54 that states the interest hedge required by the QSPE in connection with the debt issued in the revolving agreement if the weighted-average fixed interest rate of its assets is less than a

targeted portfolio yield. Please tell us and in future filings provide the following information:

- State if the conditions for obtaining the interest rate hedge will be tested on a quarterly or yearly basis;

- Describe how the *targeted portfolio yield* is determined.

- Explain under what circumstances the inability of the QSPE to obtain the required interest hedge fund could trigger an event of default and what would happen if such an event occurred. We note that neither Hann nor the Company have an obligation to obtain the hedge agreement for the QSPE, but the failure of the QSPE to obtain the required hedge agreement could be an event of default under the loan documents.

- Discuss what other alternative sources the QSPE would have to obtain the hedge agreement if neither Hann nor the Company can obtain the required interest rate hedge.

18.   We refer to the second full paragraph on page 54 that states the transaction contains various conditions, including events of default, which are applicable upon the *failure of the sold portfolio to meet certain performance tests.* Please tell us and provide in this section in future filings a description as to the nature of these tests and if they will be performed on a quarterly or yearly basis.

Financial Statements for the three-year period ended December 31, 2005

Note 1, Summary of Significant Accounting Policies, page 71

Variable Interest Entities, page 76-78

19.   We refer to the first full paragraph on page 77 that states the Origination Trust owned the $190 billion of auto leases that were sold and contributed by Hann to a wholly owned SPE in the sale-leaseback transaction in 2000. In future filings, please revise this section to discuss the origin and nature of the Origination Trust to explain why the Origination Trust was the owner of these auto leases and not the Company.

20.   We refer to your statement in the first full paragraph on page 77 that the Company has a variable interest in the Lessor in the sale-leaseback transaction but consolidation is not required under the guidelines of FIN 46. Please tell us and

briefly state in future filings the reasons why consolidation is not required under
FIN 46 considering the following:

- The $35 million letter of credit the Company must obtain for the benefit of the
equity participants if the Company fails to maintain its security ratings under
the "Early Amortization Event" requirements.

- The provisions under which the Company serves as a remarketing agent for
the Lessor at the end of the lease and is subject to pay a maximum of $38
million if the net proceeds of the sale are less than the Lease End Value.

- The conditions of the early buyout option in which the Lessee can repurchase
all the beneficial interests in the auto leases.

Note 9, Goodwill and Other Intangible Assest, page 92

21.   We refer to the table on page 4 of the "Business" section regarding the
Company's bank and non-bank subsidiaries that show Hann, the auto leasing
subsidiary had a $20 million pre-tax loss equal to 18% of the Company's total
pre-tax income for 2005. We also refer to the risk factor on page 17 titled
"Adverse business conditions in our vehicle leasing subsidiary could adversely
affect our financial performance" which states that in 2005 Hann suffered a
decrease in its vehicle origination fees due to a decrease in loan origination
volumes related to special financing offers made by the major automobile
manufacturers with whom Hann competes. In this regard, considering the
material loss incurred by this subsidiary in 2005 and the probability of recurring
special financing offers by competitors, please tell us and discuss in future filings:

- the amount of goodwill recorded related to the Hann acquisition; and

- the annual and interim tests made for determining impairments to goodwill
based on the guidance in paragraphs 19 to 22 of SFAS 142.

Form 10-Q for the period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Provision and Allowance for Loan and Lease Losses, page 23

22.   We refer to Table 2, "Allowance for Loan and Lease Losses" on page 24 that
        states the allowance increased by $5.5 million or 10%, during the three-months
        ended June 30, 2005 by additions through acquisition.   Please tell us and discuss
        in this section:

        •   The authoritative accounting literature or specific scope exception that
            allowed you to record this allowance from an acquisition considering
            paragraph 4 of SOP 03-3, "Accounting for Certain Loans or Debt Securities
            Acquired in a Transfer" requires that loans acquired in a purchase
            combination should be recorded based on the present value of the amounts
            received with no carry over of the loss allowance.

        •   Consider in your response Illustration A-12 for illustrative note disclosure of
            the accounting policy for acquired loans subject to SOP 03-3.

                                    *   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.   Please furnish a cover letter with any
amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
responses to our comments.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in
            the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief